FAIRFAX News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, September 27, 2005
US$300 MILLION EQUITY ISSUE
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) has agreed to issue $300 million of subordinate voting shares (1,843,318 shares) to a number of institutional investors, at today’s closing price of $162.75 per share. Fairfax intends to use the proceeds of this issue to augment its cash, short term investments and marketable securities held at the holding company level.
Closing of this share issuance is expected to occur on or about October 12, 2005. Fairfax will file a supplement to its current shelf prospectus with applicable Canadian and U.S. securities regulatory authorities providing for the issuance of these additional shares.
Prem Watsa, CEO of Fairfax, commented: “Fairfax is raising significant equity at this time with a view to bulletproofing its balance sheet and achieving the financial flexibility that has been its hallmark in the past. With the huge projected hurricane Katrina losses for the industry, we believe the industry dynamics may well be good again. We believe raising this significant equity should continue to improve our ratings and delever our balance sheet. We continue to be focused on building shareholder value for our shareholders over the long term.”
A copy of the final prospectus supplement and related base shelf prospectus may be obtained from Bradley P. Martin, 95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7, phone: (416) 367-4941.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946